FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

May 22, 2017.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwired on May 22, 2017.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1	Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Geoffrey Farr (Vice President, General Counsel and Corporate Secretary) - (416) 366-2221.

9.	Date of Report

May 31, 2017.

Schedule "A"

PRESS RELEASE

Banro Announces Terms of Share Consolidation

Toronto, Canada – May 22, 2017 – Banro Corporation (the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") announces the terms of the share consolidation (the “Consolidation”) that was approved and authorized by the Company’s shareholders at the special meeting of shareholders held on March 31, 2017 (the “Meeting”). At the Meeting, shareholders authorized the board of directors of the Company (the “Board”), in its sole discretion at any time up to one year following the date of the Meeting, to consolidate the outstanding common shares of the Company (“Common Shares”) at a ratio of ten (10), or such lesser number as is determined by the Board, to one (1), and to amend the Company's articles accordingly.

The Board has determined to now proceed with the Consolidation and has set the ratio for the Consolidation at ten (10) to one (1), such that every ten (10) Common Shares will be changed into one (1) Common Share. The Company intends to effect the Consolidation on May 23, 2017, and the Common Shares are expected to commence trading on a post-Consolidation basis on both the Toronto Stock Exchange and the NYSE MKT LLC when the market opens on Friday, May 26, 2017. The consolidated Common Shares will continue to trade on both stock exchanges under the trading symbol “BAA” but with a new CUSIP number of 066800806.

As a result of the Consolidation, the number of outstanding Common Shares will be reduced from 1,098,578,112 to approximately 109,857,811 Common Shares. No fractional Common Shares will be issued upon the Consolidation, and in the case where the Consolidation would otherwise result in a shareholder becoming entitled to a fraction of a Common Share, a downward adjustment will be made to the next whole Common Share without consideration in respect thereof.

Additional information with respect to the Consolidation can be found in the Company’s management information circular dated February 27, 2017, a copy of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements. This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the commencement of trading of the consolidated Common Shares on the Toronto Stock Exchange and the NYSE MKT LLC (including the timing thereof)) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, that the commencement of trading of the consolidated Common Shares on either or both of the Toronto Stock Exchange and the NYSE MKT LLC may be delayed. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

A-2

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.